Integrated Media Technology Limited appoints Con Unerkov as CEO

Australia, Hong Kong, New York, - February 19, 2019 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D display technology, announces that the Company has entered into an agreement to appoint Mr. Con Unerkov ("Mr. Unerkov") as Chief Executive Officer ("CEO") effective April 1, 2019. Mr. Unerkov will also become a member of the Board of Directors of the Company (the "Board").

Mr. Unerkov, an Australian based businessman and former Director and CEO of the Company, re-joins the Company with more than 25 years of local and international senior executive experience.

Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity.

The Company's current CEO, Dr. Herbert Ying Chiu Lee ("Dr. Lee"), will step down as CEO on March 31, 2019 and will remain as a Director and Chairman of the Company. Dr. Lee will also remain in his current capacity as CEO of the Company's subsidiary Marvel Digital Limited ("MDL").

Dr. Lee, Chairman of IMTE, commented: "Mr. Unerkov brings a wealth of experience and knowledge to our executive ranks. He was previously instrumental in leading the Company through its successful listing on the NASDAQ Capital Market. With the rapid advances in technology, I have decided to focus my attention on managing the major business unit of glasses-free 3D display technology and Mr. Unerkov was appointed to provide senior leadership and focus on the corporate side of our business. This is a significant appointment to the Company.".

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE